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                        ALLSTATE LIFE INSURANCE COMPANY
                ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

                  Supplement, dated February 17, 2009, to the
                       Prospectus Dated May 1, 2008 for
                          Allstate Variable Annuities

This supplement amends certain disclosure contained in the above-referenced prospectuses for certain variable annuity contracts issued by Allstate Life Insurance Company.

           Morgan Stanley VIS Global Advantage - Class Y Liquidation

The Board of Trustees of the Morgan Stanley Variable Investment Series has approved the liquidation of the Morgan Stanley VIS Global Advantage Portfolio - Class Y ("Liquidating Fund") to occur on or about April 24, 2009 ("Liquidation Date"). After the Liquidation Date, the Morgan Stanley VIS Global Advantage Sub-Account will no longer be available for investment. As a result, on the Liquidation Date any Contract Value allocated to the Morgan Stanley VIS Global Advantage Sub-Account will be transferred to the Fidelity VIP Money Market Portfolio Service Class 2 Sub-Account ("Money Market Sub-Account").

If you wish to transfer your Contract Value out of the Liquidating Fund and into any other available investment option within your annuity before the Liquidation Date, you may do so without charge and without the transfer being applied against your annual free transfers. If you take no action before the Liquidation Date, during the 60-day period after the Liquidation Date you may transfer your Contract Value corresponding to the Liquidating Fund out of the Money Market Sub-Account and into any other available investment option within your annuity without charge and without the transfer being applied against your annual free transfers.

For your convenience, we have enclosed a transfer form that you may use to transfer your Contract Value to another investment option(s). Please refer to your prospectus or accessallstate.com for detailed information about available investment options. If you need assistance in choosing investment options, please contact your financial representative. You may request a transfer via the internet at accessallstate.com. If you have elected the telephone transfer privilege, you may transfer your Contract Value by calling the Annuity Service Center.

If you have any questions, or would like a copy of any fund prospectuses, please contact your financial representative or the Annuity Service Center at 1-800-457-7617.

      Please keep this supplement for future reference together with your prospectuses.